Exhibit 99.1

WSP HOLDINGS LIMITED

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

WSP Holdings Appoints New Director

WUXI, China, April 17, 2013  — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that its board of directors appointed Mr. Badrul Feisal bin Abdul Rahim as a director of the Company effective April 10, 2013 to replace Mr. Syed Hisham bin Syed Wazir who had resigned from the board. Mr. Syed Hisham confirmed that there were no disagreements between him and the Company. Mr. Badrul Feisal will serve on WSP Holdings’ board as vice chairman.

Mr. Badrul Feisal is currently the executive director of UMW Holdings Berhad “Group”, a public company in Malaysia engaged in auto manufacturing, industrial equipment and oil and gas services. UMW Holdings Berhad, through its subsidiary UMW China Ventures, is the Company’s major strategic shareholder. From January 2010 to November 2010, Mr. Badrul Feisal served as founder and managing director at Insight Value Sdn Bhd. From 2007 to 2009 he served as chief operating officer at Edaran Otomobil Nasional Berhad, one of Malaysia’s largest conglomerates and a distributor of Malaysia’s domestically manufactured cars. Prior to that, he served as the group chief operating officer at SKS Corporation Sdn Bhd and Senior Vice President of investments at Khazanah Nasional Berhad. Mr. Badrul Feisal holds a Bachelor of Science in Accountancy from the University of Missouri, Columbia in the United States.

“With over 18 years of professional experience, including expertise in the capital markets, accounting and as a senior corporate executive, Mr. Badrul Feisal is a welcome addition to our board. I look forward to the contributions he will make to the Company,” said Mr. Longhua Piao, chairman and CEO of WSP Holdings Limited.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.